Exhibit 99.3

Ernst & Young LLP Ernst & Young Tower 1000, 440 2nd Avenue SW Calgary AB T2P 5E9	Tel: +1 403 290 4100 Fax: +1 403 290 4165 ey.com

British Columbia Securities Commission	March 18, 2015
Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers, Québec
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Superintendent of Securities, Department of Justice, Northwest Territories
Superintendent of Securities, Community Services, Yukon Territory
Nunavut Securities Office, Department of Justice, Government of Nunavut

Pennwest Petroleum Limited - Change of Auditor Notice dated March 13, 2015

Dear Sirs/Mesdames

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Calgary, Canada
March 18, 2015

c: The Board of Directors, Penn West Petroleum Ltd.

A member firm of Ernst & Young Global Limited